December 14, 2005

Mr. Nicholas J. DeIuliis
Chief Executive Officer
CNX Gas Corporation
1800 Washington Road
Pittsburg, PA  15241




      Re:	CNX Gas Corporation
		Registration Statement on Form S-1
      Filed August 12, 2005 and amended November 29, 2005
		File No. 333-127483


Dear Mr. DeIuliis:

      We reviewed your response letter and amended registration statement and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.









Financial Statements

Note 1 - Basis of Presentation, page F-6

1. Please refine your disclosure in the sixth paragraph under this heading to clarify that in calculating earnings per share, you have utilized the 122.9 million shares issued to CONSOL Energy upon formation for all earlier periods, and subsequently until the August
2005 private placement, when the weighted average number of shares was increased to reflect the shares sold in your private placement, if true.

Note 8 - Commitments and Contingencies, page F-10

2. We note your disclosure on page 5 explaining that you had to idle the Buchanan Mine following an incident that damaged the mine`s ship hoist mechanism. As you also disclose that there is no assurance that you will be able to obtain any recovery from your insurance carrier, it would be appropriate for you to expand your disclosure to include your estimate of the actual loss; as well as the impact that you anticipate the shut-down to have on revenues and earnings until you are able to reestablish operations at the mine. The impact of accruing the loss in your financial statements should be clear. We suggest adding comparable disclosure under this heading and in MD&A, if material.

3. We note that you added disclosure on page 75 describing certain patent infringement claims recently made by CDX Gas, LLC; explaining that due to the early stages of litigation, you cannot predict the outcome of any related proceedings. It would be helpful to have disclosure under this heading to address the situation, and to provide some indication as to the extent to which the subject technology has been utilized in your operations. Disclose the amount of the royalty that has been demanded, and the number of producing wells on which the technology has been applied.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.


	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of an amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.








      You may contact Lily Dang at (202) 551-3867 or Karl Hiller at
(202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Carmen
Moncada-Terry at (202) 551-3687 or, in her absence, the undersigned at
(202) 551-3740 with any other questions.
      				Sincerely,


      					H. Roger Schwall
      Assistant Director


cc: 	L. Davis (via facsimile)
      K. Hiller
      L. Dang
      C. Moncada-Terry
Mr. Nicholas J. DeIuliis
CNX Gas Corporation
December 14, 2005
page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010


Mr. Nicholas J. DeIuliis
CNX Gas Corporation
December 14, 2005
page 2